SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. )

Filed by the Registrant [ ]
Filed by a Party other than the Registrant [x]
Opportunity Partners L.P.
Attn: Phillip Goldstein
60 Heritage Drive
Pleasantville, NY 10570
Phone: 914 747-5262
Fax: 914 747-2150

Check the appropriate box:
Preliminary Proxy Statement [x]
Confidential, for Use of the Commission Only (as permitted by
Rule 14a-6(e)(2))
Definitive Proxy Statement
Definitive Additional Materials
Soliciting Material Pursuant to ss.240.14a-11(c) or ss.240.14a-
12

Transtech Services Partners
(Name of Registrant as Specified in Its Charter)

Opportunity Partners L.P.
Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

No fee required [x].

Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

Fee paid previously with preliminary materials [].

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11 (a) (2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing [].

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

PROXY STATEMENT OF OPPORTUNITY PARTNERS L.P. FOR THE ANNUAL MEETING OF STOCKHOLDERS OF TRANSTECH SERVICE PARTNERS INC. (TRANSTECH) TO GAIN CONTROL OF THE BOARD OF DIRECTORS AND TO LIQUIDATE TRANSTECH

Opportunity Partners L.P., a stockholder of TransTech is sending this proxy statement and the enclosed GREEN proxy card to common stockholders and unitholders of TransTech of record as of May 12, 2009 (the "Record Date"). We are soliciting a proxy to vote your shares at TransTech's Annual Meeting of Stockholders (the "Meeting"). This proxy statement is being mailed on or about May 25, 2009.

TransTech's board of directors' is responsible for notifying stockholders of the time and location of the Meeting. However, as noted below, TransTech has thus far not issued a public announcement of the Meeting. Please refer to TransTech's SEC filings at www.sec.gov including its PREM 14A filing of April 6, 2009, its 10-Q filing of May 14, 2009 and any subsequent filings for the most recent information about TransTech including its directors, officers and large shareholders. However, we are not responsible for the accuracy of filings that were authorized by the incumbent board of directors. If TransTech does not provide statutory notice of the Meeting by May 29, 2009, we intend to ask the Delaware Court of Chancery for appropriate relief.

INTRODUCTION

We expect that the only matters to be voted upon at the Meeting will be
(1) the election of directors and (2) the adoption of a Proposal to Liquidate.

How Proxies Will Be Voted

If you return a GREEN proxy card to us or to our agent, your shares will be voted as you indicate. If you do not indicate how your shares are to be voted, they will be voted FOR the election of our nominees and FOR the proposal to Liquidate. If you return a GREEN proxy card, you will be granting the proxy holder(s) discretionary authority to vote on any other matters that may come before the Meeting.

Voting Requirements

The presence in person or by proxy of more than 50% of the outstanding shares constitutes a quorum. If a quorum is present, only votes affirmatively cast for a nominee will count and the nominees receiving the greatest number of votes cast for the seat(s) being contested will be elected as directors. Approval of the liquidation proposal will require the affirmative vote of a majority of the outstanding shares.

Revocation of Proxies

You may revoke any proxy prior to its exercise by (i) giving us a written revocation of your proxy; (ii) giving us or any other person a later dated proxy which is presented at the Meeting; or (iii) voting in person at the Meeting. There is no limit on the number of times you may revoke your proxy prior to the Meeting. Only your latest dated proxy will be counted.

BACKGROUND

Since TransTech failed to consummate a transaction by May 23, 2009 its organizational documents require it to liquidate. A few months ago, we asked the board to commit to distribute substantially all the cash in the trust account as soon as possible in the event liquidation was required but it refused to do so. Consequently, we filed a petition in the Delaware Court of Chancery to order TransTech to hold an annual meeting at which shareholders could elect directors who will seek to make a prompt cash payout. On April 14, 2009, the court ordered TransTech to hold this Meeting. On April 24, 2009, TransTech's lawyer, Ms. Kelly A. Terribile of Greenberg Traurig, advised the court that the board of TransTech had established the date for the Meeting as June 8, 2009 with a record date as May 12, 2009. However, TransTech has not yet made any proxy filings related to the court-ordered meeting.

PROPOSAL I: ELECTION OF DIRECTORS

Our nominees are listed below. If any of our nominees are elected, there is no assurance that the other directors will remain on the board.

Andrew Dakos (born 1966); Park 80 West, Plaza Two, Suite 750, Saddle Brook, NJ 07663 - Mr. Dakos is a self-employed investment advisor and a principal of the general partner of six private investment partnerships in the Bulldog Investors group of funds. He has been a director of the Mexico Equity and Income Fund since 2001 and Brantley Capital Corporation since 2007.

Gerald Hellerman ( born 1937 ); 5431 NW 21st Avenue, Boca Raton, FL 33496 -
Mr. Hellerman is a director of MVC Acquisition Corp. and is a director and Chairman of the Audit Committee of MVC Capital, Inc. Mr. Hellerman owns and has served as Managing Director of Hellerman Associates, a financial and corporate consulting firm, since the firm's inception in 1993. He currently serves as a director (since 2000), chief financial officer and chief compliance officer for The Mexico Equity and Income Fund, Inc., and is a manager and Chairman of the Audit Committee of the Old Mutual Absolute Return and Emerging Managers fund complex, which consists of six funds, a director of Brantley Capital Corporation and was a director and Chairman of the Audit Committee of AirNet Systems, Inc. until June 2008.

Phillip Goldstein (born 1945); Park 80 West, Plaza Two, Suite 750, Saddle Brook NJ 07663 - Mr.Goldstein is an investment advisor and a principal of the general partner of six investment partnerships in the Bulldog Investors group of funds. He has been a director of the Mexico Equity and Income Fund since 2000, Brantley Capital Corporation since 2001 and ASA Ltd since 2008.

Rajeev Das (born 1968); Park 80 West, Plaza Two, Suite 750, Saddle Brook,
NJ 07663 - Mr. Das is a managing member of the general partner of Opportunity Income Plus L.P., an investment partnership in the Bulldog Investors group of funds and a director of Mexico Equity and Income Fund, Inc. since 2001. In 2006 he served as director of Brantley Capital Corporation.

Steven Samuels (born 1956); Park 80 West, Plaza Two, Suite 750, Saddle Brook, NJ 07663 -- Mr. Samuels is a principal of the general partner of six investment partnerships in the Bulldog Investors group of funds.

On January 31, 2007, the Enforcement Section of the Securities Division of the Massachusetts Secretary of State (the "Secretary") filed a complaint with the Acting Director of the Securities Division against Opportunity Partners L.P., Messrs. Goldstein, Dakos and Das and Samuels and certain related parties
(the "Bulldog Parties") alleging that they violated Massachusetts law by making information about certain unregistered securities available on the Bulldog Investors website and by providing information about such investments to an individual who requested it without first determining that the individual was eligible to invest in such securities. The Enforcement Section sought a cease and desist order, an administrative fine, and other relief. On October 17, 2007, the Acting Director issued a cease and desist order and imposed a fine of $25,000 on the Bulldog Parties. On November 15, 2007, the Bulldog Parties appealed the Secretary's ruling to the Massachusetts Superior Court which upheld the Secretary's order in an order and opinion dated February 12, 2009.
On February 25, 2009, the Bulldog Parties filed a further appeal with the Appellate Court of Massachusetts. That appeal may be consolidated with any appeal of a lawsuit filed on March 23, 2007 by the Bulldog Parties in Massachusetts Superior Court to enjoin the Secretary's enforcement action. A trial in the latter case is scheduled for July 31, 2009.

Unless otherwise instructed, your proxy will be voted FOR each of the above nominees.

PROPOSAL II: THE PROPOSAL TO LIQUIDATE

Because TransTech failed to consummate a transaction by May 23, 2009, we are proposing the liquidation of the TransTech's assets. As required by Delaware law, if our nominees are elected to the Board of Directors, they intend to approve a Plan of Liquidation immediately following stockholder approval of this proposal. A copy of our Plan of Liquidation which is similar to the proposed (but never submitted to stockholders) Plan of Liquidation in TransTech's PREM 14A filing of April 6, 2009 but modified to account for the anticipated election of our nominees is attached as Annex I to this proxy statement.

Each of TransTech's sponsors (Suresh Rajpal and LM Singh) has agreed to indemnify TransTech for all claims of creditors, to the extent that TransTech failed to obtain valid and enforceable waivers from them but there is no assurance that they will satisfy those obligations.

If TransTech has liabilities that exceed those anticipated, under Delaware law, stockholders who receive distributions from TransTech pursuant to the Plan of Liquidation could be liable for their pro rata share of such liabilities, but not in excess of the amounts distributed to them.

 Unless otherwise instructed, your proxy will be voted FOR this proposal.


PARTICIPANTS

Opportunity Partners L.P. is the soliciting stockholder. Opportunity Partners L.P., which owns ---------- shares of TransTech is a fund in the Bulldog Investors group of private investment funds. Opportunity Partners and affiliated entities beneficially own ----------- common shares of TransTech, all of which were purchased since --------------.

Phillip Goldstein, who owns jointly with his wife 56,500 shares and Andrew Dakos are each a principal of each fund in the Bulldog Investors group of funds. The address of each of the aforementioned persons and entities is Park 80 West, Plaza Two, Suite 750, Saddle Brook, NJ 07663. Other clients advised by Mr. Goldstein and Mr. Dakos (including Opportunity Partners L.P.) own a total of ------------ shares of TransTech. All of the shares owned by the aforementioned persons and entities were acquired since ------------.

The staff of the SEC deems each person and entity named in this paragraph including each fund in the Bulldog Investors group of private investment funds to be a "participant" in this solicitation regardless of the degree of involvement of such person or entity in the solicitation.  We believe the SEC's definition of participant is inherently misleading. The Bulldog Investors group of private investment funds including Opportunity Partners L.P., and Messrs. Goldstein and Dakos are actively engaged in this solicitation. The role of Messrs. Hellerman, Das and Samuels in this solicitation is limited to providing biographical information. The SEC deems a nominee to be a "participant" in a proxy solicitation which we believe is misleading because it suggests that the nominee has a greater
role in the solicitation than is the case.   Nevertheless, using the SEC's
definition of "participant," no participant or associate of any participant in this solicitation is or has been a party to any contract, arrangements or understanding with any person with respect to any securities of TransTech or has any arrangement or understanding with any person with respect to future employment by TransTech or any of its affiliates or to any future transactions to which TransTech or any of its affiliates will or may be a party.

THE SOLICITATION

We intend to solicit proxies via mail, telephone and via the internet. Our proxy materials are available on the following web site: http://www.bulldoginvestorstenderoffer.com/. Persons affiliated with or employed by us or our affiliates may assist us in the solicitation of proxies. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward this proxy statement and the enclosed GREEN proxy card to the beneficial owners of common shares for whom they hold shares of record.
We will reimburse these organizations for their reasonable out-of-pocket expenses.

Initially, we will bear all of the expenses related to this proxy solicitation. Because we believe that TransTech's shareholders will benefit from this solicitation and our aforementioned petition to the Delaware Court of Chancery, we intend to seek reimbursement of our expenses from TransTech. Shareholders will not be asked to vote on the reimbursement of our solicitation and legal expenses which we estimate will be $50,000. Our expenses thus far have been about $30,000. There is no arrangement or understanding involving us or any of our affiliates relating to future employment by or any future transaction with TransTech or any of its affiliates.

Annex I

Plan of Liquidation For
TransTech Services Partners Inc.

This Plan of Liquidation (or "Plan") of TransTech Services Partners Inc. (the "Company") is dated this [ ] day of [ ], 2009.

WHEREAS, the liquidation of the Company was duly authorized by its Board of Directors and stockholders;

WHEREAS, the Company has paid or otherwise satisfied or made provision for all claims and obligations, including conditional, contingent, or unmatured contractual claims of the Company, known to the Company, other than the following:

1. Fees and expenses in connection with legal, accounting and other services rendered prior to the date hereof, all as shown on the Company's unaudited interim financial statements at and for the period ending December 31, 2008, and liabilities and obligations incurred or to be incurred after such date to vendors or other persons including the Company's officers and directors for services rendered or goods sold, including fees and expenses in connection with legal, accounting and other professional services to be rendered in connection with the liquidation of the Company and the winding-up of its business and affairs ("Creditor and Vendor Obligations");

2. Liabilities for federal and state income taxes ("Tax Liabilities"); and

3. The Company's obligations to holders of its common shares issued in its initial public offering (the "Public Stockholders") to distribute the proceeds of the trust account established in connection with the IPO in connection with the liquidation of the Company as provided in the Company's amended and restated certificate of incorporation and its IPO prospectus.

WHEREAS, there are no pending actions, suits, or proceedings to which the Company is a party for which reasonable monetary provision has not been made;

WHEREAS, there are no facts known to the Company, indicating that claims that have not been made known to the Company or that have not arisen are likely to become known to the Company or to arise within ten years after the date of liquidation; and

WHEREAS, the Company's sponsors have not contested their obligations to the Company, in connection with its IPO, to indemnify the Company for all claims of creditors, to the extent that they failed to obtain valid and enforceable waivers from them

NOW THEREFORE, the Company adopts the following Plan of Liquidation:

1. PAYMENT OF LIABILITIES AND OBLIGATIONS. The Company shall, as soon as practicable following the adoption of this Plan by the Board of Directors of the Company (the "Board"), (a) pay or provide for the payment in full or in such other amount as shall be agreed upon by the Company and the relevant creditor the Creditor and Vendor Obligations and (b) pay in full the Tax Liabilities.

2. CONTINGENCY RESERVE; PRO RATA DISTRIBUTION. The Company shall retain the indemnification obligations to the Company referred to in the sixth recital hereof as provision for and as a reserve against claims against and obligations of the Company.

3. CONVERSION OF ASSETS INTO CASH OR OTHER DISTRIBUTABLE FORM. Subject to approval by the Board, the officers, employees and agents of the Company shall, as promptly as feasible, proceed to collect all sums due or owing to the Company, including recovery of any tax refunds owing to the Company, to sell and convert into cash any and all corporate assets and, out of the assets of the Company, attempt to pay, satisfy and discharge or make adequate provision for the payment, satisfaction and discharge of all debts and liabilities of the Company pursuant to Sections 1 and 2 above, including all expenses of the sale of assets and of the liquidation and liquidation provided for by this Plan.

4. RECOVERY OF ASSETS. In the event that the Company (or any trustee or receiver for the Company appointed pursuant to Section 279 of the DGCL) shall recover any assets or funds belonging to the Company, including any federal or state tax refunds arising out of the proposed acquisition and its other business activities from inception through liquidation, such funds shall first be used to satisfy any claims against or obligations of the Company, and to the extent any assets or funds remain thereafter, shall be distributed to the stockholders of the Company in accordance with and subject to the terms of the Company's amended and restated certificate of incorporation and the DGCL, and further subject to such terms and conditions as the Board of Directors of the Company (or any trustee or receiver for the Company) may deem appropriate; provided, however, that nothing herein shall be deemed to preclude the Company (or any trustee or receiver for the Company) from petitioning any court of competent jurisdiction for instructions as to the proper distribution and allocation of any such assets or funds that may be recovered by or on behalf of the Company.

5. PROFESSIONAL FEES AND EXPENSES. It is specifically contemplated that the Board may authorize the payment of a retainer fee to a law firm or law firms selected by the Board for legal fees and expenses of the Company, including, among other things, to cover any costs payable pursuant to the indemnification of the Company's officers or members of the Board provided by the Company pursuant to its amended and restated certificate of incorporation and bylaws or the DGCL or otherwise, and may authorize the payment of fees to an accounting firm or firms selected by the Board for services rendered to the Company. In addition, in connection with and for the purpose of implementing and assuring completion of this Plan, the Company may, in the sole and absolute discretion of the Board, pay any brokerage, agency and other fees and expenses of persons rendering services to the Company in connection with the collection, sale, exchange or other disposition of the Company's property and assets and the implementation of this Plan.

6. INDEMNIFICATION. The Company shall continue to indemnify its officers, directors, employees and agents in accordance with its amended and restated certificate of incorporation and bylaws and any contractual arrangements, for actions taken in connection with this Plan and the winding up of the affairs of the Company. The Board, in its sole and absolute discretion, is authorized to obtain and maintain insurance as may be necessary, appropriate or advisable to cover the Company's obligations hereunder, including, without limitation, directors' and officers' liability coverage.

7. LIQUIDATING TRUST. The Board may, but is not required to, establish and distribute assets of the Company to a liquidating trust, which may be established by agreement in form and substance determined by the Board with one or more trustees selected by the Board. In the alternative, the Board may petition a Court of competent jurisdiction for the appointment of one more trustees to conduct the liquidation of the Company, subject to the supervision of the Court. Whether appointed by an agreement or by the Court, the trustees shall in general be authorized to take charge of the Company's property, and to collect the debts and property due and belonging to the Company, with power to prosecute and defend, in the name of the Company or otherwise, all such suits as may be necessary or proper for the foregoing purposes, and to appoint agents under them and to do all other acts which might be done by the Company that may be necessary, appropriate or advisable for the final settlement of the unfinished business of the Company.

8. LIQUIDATING DISTRIBUTIONS. Liquidating distributions shall be made from time to time after the adoption of this Plan to the holders of record, at the close of business on the record date set by the Board, of outstanding shares of common stock of the Company, pro rata in accordance with the respective number of shares then held of record; provided that in the opinion of the Board adequate provision has been made for the payment, satisfaction and discharge of all known, unascertained or contingent debts, obligations and liabilities of the Company (including costs and expenses incurred and anticipated to be incurred in connection with the liquidation of the Company). All determinations as to the time for and the amount of liquidating distributions shall be made in the exercise of the absolute discretion of the Board.

9. AMENDMENT OR MODIFICATION OF PLAN. If for any reason the Board determines that such action would be in the best interests of the Company, it may amend or modify this Plan and all action contemplated hereunder, notwithstanding stockholder approval of this Plan; provided, however, that the Company will not amend or modify this Plan under circumstances that would require additional stockholder approval.

10. LIQUIDATION UNDER CODE SECTIONS 331 AND 336. It is intended that this Plan shall be a plan of complete liquidation of the Company in accordance with the terms of Sections 331 and 336 of the Internal Revenue Code of 1986, as amended (the "Code"). This Plan shall be deemed to authorize the taking of such action as, in the opinion of counsel for the Company, may be necessary to conform with the provisions of said Sections 331 and 336 and the regulations promulgated thereunder, including, without limitation, the making of an election under Code Section 336(e), if applicable.

11. FILING OF TAX FORMS. The appropriate officers of the Company are authorized and directed such forms and reports with the Internal Revenue Service as may be necessary or appropriate in connection with this Plan and the carrying out thereof.

***************

 DATED: May --, 2009